Exhibit 99.7

UNITED UTILITIES PLC ANNUAL GENERAL MEETING 2004

Addressing shareholders at the company’s annual general meeting at the Bridgewater Hall, Manchester, on 30 July 2004, the Chairman of United Utilities, Sir Richard Evans, commented on the group’s performance for the year ended 31 March 2004.

“All our businesses made good progress last year, including our regulated activities where we made £1 billion of capital investment, and non-regulated businesses where turnover exceeded £1 billion for the first time. During the year we raised around £500 million through the first stage of the rights issue to help fund future investment in the regulated businesses.

“In line with our promise to maintain dividends in real terms the board is proposing to increase the final dividend, after adjusting for the rights issue, by 2.6 per cent.”

Commenting on current trading and the progress of the business, John Roberts said:

“Current trading across the group is in line with our expectations and our non-regulated businesses are continuing to perform well.

“Operating profits in licensed multi-utility operations will benefit this year from an allowed price increase of 11.4 per cent in our water business (which includes an increase for inflation of 2.5 per cent).

“Both our water and electricity businesses are currently focused on their respective regulatory reviews, the outcomes of which will be known later this year. United Utilities Electricity is currently evaluating Ofgem's initial price proposals, and will respond by 9 August. In particular, we have concerns with regard to Ofgem's treatment of fault costs and the cost of capital used to model the price determination. We question whether this review strikes the appropriate balance between electricity prices, customer service levels and network resilience.

“United Utilities Water has submitted its final business plan and is awaiting Ofwat's draft determination, which is expected on 5 August. Within this plan, we have proposed a revised sewer overflow programme, which completes that part of our capital programme, and discussion relating to these schemes is continuing with the Environment Agency and Ofwat. It is expected that the treatment of these schemes will be resolved as part of the settlement of the AMP4 capital programme.

“Our offshore wind farm project at Scarweather Sands, which we're developing in conjunction with Danish electricity utility Energi E2, has been approved by the Welsh Assembly's planning decision committee. A final decision by Assembly Members, who are required to confirm this approval, is expected later in the year.

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“Vertex's contract with Westminster City Council continues to progress well. Since our preliminary results announcement in May, the scope of the contract has been extended to include parking services. This extension is worth around £45 million and is in addition to our original £422 million contract with Westminster.

“Your Communications continues to make sound progress realising synergies from the acquisition of Eurocall. The business is on track to deliver expected annual operating savings of £8 million by 2005/06, and initiatives have now been put in place to deliver around two-thirds of these savings. We continue to expect that Your Communications will generate an operating profit in the second half of 2004/05.”

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For further information, contact:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000

Evelyn Brodie, Corporate and Financial Communications	+44 (0)20 7307 0307